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                          September 29, 2023

       Xiaoyuan Zhang
       Chief Financial Officer
       Senmiao Technology Ltd
       16F, Shihao Square, Middle Jiannan Blvd.
       High-Tech Zone, Chengdu
       Sichuan, People   s Republic of China 610000

                                                        Re: Senmiao Technology
Ltd
                                                            Registration
Statement on Form S-3
                                                            Filed September 28,
2023
                                                            File No. 333-274749

       Dear Xiaoyuan Zhang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Elizabeth F. Chen, Esq.